UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

BRADEN TECHNOLOGIES, INC.
(Exact name of registrant as specified in its corporate charter)

0-25827
Commission File No.

NEVADA	88-0419475
(State of Incorporation)	(IRS Employer
Identification No.)

#306 – 1140 Homer Street, Vancouver, British Columbia V6B 2X6
(Address of principal executive offices)

(604) 689-1659
(Issuer's telephone number)

BRADEN TECHNOLOGIES, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about March 31, 2004 to the holders of shares of common stock, par value $0.001 per share (the "Common Stock") of Braden Technologies, Inc., a Nevada corporation (the "Company" or “Braden”). On March 26, 2004, the Company acquired all of the issued and outstanding shares of Lincoln Gold Corp. (“Lincoln Gold”) pursuant to share purchase agreements entered into between the Company and each of the shareholders of Lincoln Gold. As a result of the completion of this acquisition, the Company has issued 24,000,000 shares of the Company’s common stock to Lincoln Gold. As a result of this issuance, there are now 35,400,000 shares of the Company’s common stock outstanding, of which approximately 67.80% are owned by the former shareholders of Lincoln Gold.

The Company's board of directors has been increased in connection with the acquisition of Lincoln Gold from three directors to five directors. Mr. Andrew Milligan and Mr. Paul Saxton, each of whom is a director of Lincoln Gold, have been appointed to the board of directors of the Company effective March 26, 2004. In addition, it is anticipated that Mr. James Chapman and Mr. James Currie will be appointed to the board of directors and Mr. Peter Bell, Mr. Richard Wilson and Mr. Ross Bailey will resign as directors of the Company. These further changes to the board of directors of the Company will not take effect until at least ten days after this Information Statement has been filed with the Securities and Exchange Commission and mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE ACQUISITION OF LINCOLN GOLD

The Company completed the acquisition of Lincoln Gold effective March 26, 2004. As a result of this acquisition, there has been a change of control of the Company.

The acquisition was completed by the Company acquiring all of the issued and outstanding shares of Lincoln Gold from the former shareholders of Lincoln Gold. The acquisition was completed effective March 26, 2004. On closing of the acquisition, the Company issued 24,000,000 shares of the Company’s common stock to the shareholders of Lincoln Gold. As a result of this issuance, there are now 35,400,000 shares of the Company’s common stock outstanding, of which approximately 67.80% are owned by the former shareholders of Lincoln Gold.

Under the share purchase agreements for the acquisition of Lincoln Gold, it was anticipated that Andrew Milligan, Paul Saxton, James Chapman and James Currie would be appointed as members of the Company’s board of directors. Mr. Milligan and Mr. Saxton, each of whom is a director of Lincoln Gold, were appointed to the board of directors of the Company effective March 26, 2004 concurrent with the closing of the acquisition. Mr. Saxton was appointed as president of the Company on closing and Mr. Milligan was appointed as chairman of the board of directors, each concurrent with closing. It is further anticipated that Mr. Chapman and Mr. Currie will be appointed to the board of directors and Mr. Peter Bell, Mr. Richard Wilson and Mr. Ross Bailey will resign as directors of the Company. It is anticipated that once these changes are effected, the Company’s directors and officers will be comprised of the following:

Name	Position with the Company
Andrew F.B. Milligan	Chairman of the Board and Director
Paul F. Saxton	President, CEO and Director
James Chapman	Director
James Currie	Director

The board of directors of the Company has also approved the merger of Lincoln Gold with the Company, with the Company to be the surviving corporation, by way of a parent/subsidiary merger pursuant to Section 92A.180 of the Nevada Revised Statutes. Shareholder approval to this merger is not required under Section 92A.180. Upon completion of this merger, the Company’s name will be changed to “Lincoln Gold Corporation”.

Description of the Business of Lincoln Gold

Lincoln Gold is a Nevada corporation incorporated on September 25, 2003 and has been engaged in the acquisition of mineral properties since inception. To date, Lincoln Gold has not performed any exploration work on its properties. Lincoln Gold has acquired the following interest in mineral projects located in Nevada:

A.

Lincoln Gold has an option to earn a 100% interest in a property known as the “Hannah Project”. The option is subject to a net smelter royalty in favor of the owner and requires Lincoln Gold to make cash payments totaling $210,000 over a nine year term.

B.

Lincoln Gold has an option to earn a 100% interest in a property known as the “Lincoln Flat Project”. The option is subject to a net smelter royalty in favor of the owner and requires Lincoln Gold to make cash payments totaling $210,000 over a nine year term.

C.	Lincoln Gold has staked 32 unpatented lode mining claims just east of the Simpson Park mountains within a central portion of the Battle Mountain-Eureka Trend.

All of Lincoln Gold’s projects are at the exploration stage and there is no assurance that any of Lincoln Gold’s mining claims contain a commercially viable ore body. The Company plans to undertake further exploration of Lincoln Gold’s properties. The Company anticipates that it will require additional financing in order to pursue exploration of these claims. The Company does not have sufficient financing to undertake this exploration work at present and there is no assurance that the Company will be able to obtain the necessary financing.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1.     Voting Securities of the Company

On March 30, 2004, there were 35,400,000 shares of the Company’s Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2.     Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company’s common stock owned beneficially as of March 30, 2004 by: (i) each person (including any group) known by the Company to own more than five percent (5%) of any class of the Company’s voting securities, (ii) each of the Company’s directors and each of its named executive officers and each proposed director of the Company, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)
Common Stock	Andrew F.B. Milligan 5811 Marguerite St. Vancouver, B.C. V6M 3K7	1,500,000 shares Direct	4.24%
Common Stock	Paul F. Saxton 188 Stonegate Dr. Furry Creek, B.C. V0N 3G4	5,500,000 shares Direct	15.54%
Common Stock	James Chapman Proposed Director 1455 Upland Trail P.O. Box J18 Bowen Island, B.C. V0N 1G0	1,500,000 shares Direct	4.24%
Common Stock	James Currie (2) Proposed Director 2077 Essex Drive Abbotsford, B.C. V2S 7R8	1,500,000 shares Indirect	4.24%
Common Stock	Ross W.J. Bailey 202 - 2136 West 1st Avenue Vancouver, BC V6K 1E8	400,000 shares Direct	1.1%
Common Stock	Peter William Bell #105-3389 Capilano Road North Vancouver, B.C. V7R 4W7	2,000,000 shares Direct	5.65%
Common Stock	Richard Douglas Wilson Penthouse 8 - 1060 Alberni Street Vancouver, BC V6E 2K2	200,000 shares Direct	0.56%
Common Stock	All Current Officers and Directors as a Group (5 persons)	9,600,000 shares	27.1%
Common Stock	Dennis Lyle Higgs (1), (4) 4520 West 5th Avenue Vancouver, B.C. V6R 1S7	3,460,000 shares	9.77%
Common Stock	Darlene Higgs (1), (5) 4520 West 5th Avenue Vancouver, BC V6R 1S7	3,460,000 shares	9.77%

Common Stock	Douglas V. Higgs (1), (6) 110 - 7180 Lindsay Road Richmond, BC V7C 3M6	3,460,000 shares	9.77%
Common Stock	Darcy Alan Higgs (1), (7) 4756 Drummond Drive Vancouver, BC V6T 1B4	3,460,000 shares	9.77%
Common Stock	Carleen Higgs (1), (8) 4756 Drummond Drive Vancouver, BC V6T 1B4	3,460,000 shares	9.77%
Common Stock	Terri-Lyn Ker (1), (9) 4924 45th Avenue Delta, BC V4K 1K3	3,460,000 shares	9.77%
Common Stock	Alexander Holtermann (10) Kranichsteiner Str. 21 60598 Frankfurt am Main, Germany	10,000,000 shares	22.0%
Common Stock	Clive de Larrabeiti South Lodge, Pax Hill Park Lindfield, West Sussex RH16 2QY, UK	3,000,000 shares Direct	8.47%
Common Stock	Joe Eberhard Dorfstrasse #15 CH 8903, Birmensdorf Switzerland	3,000,000 shares Direct	8.47%
Common Stock	Michael Baybak (3) Suite 1200 750 West Pender Street Vancouver, B.C.	2,500,000 shares Indirect	7.06%

(1)
All shares indicated as beneficially owned include the following shares because of the affiliation between Dennis Higgs, Darlene Higgs, Douglas Higgs, Darcy Higgs, Carleen Higgs and Terri-Lyn Ker: (i) 800,000 shares owned by Dennis Higgs; (ii) 320,000 shares owned by Darlene Higgs; (iii) 800,000 shares owned by Douglas Higgs; (iv) 800,000 shares owned by Darcy Higgs; (v) 300,000 shares owned by Carleen Higgs and registered in the name of Santorini Investments Ltd.; and (vi) 440,000 shares owned by Terri-Lyn Ker;

(2)	Anacortes Management Ltd. owns directly 1,500,000 shares in the capital of the Company. James Currie beneficially owns a 100% interest in Anacortes Management Ltd.
(3)	Windsor Capital Corporation owns directly 2,500,000 shares in the capital of the Company.

Michael Baybak beneficially owns a 100% interest in Windsor Capital Corporation.
(4)
Dennis Higgs is: (i) the husband of Darlene Higgs; (ii) the brother of Douglas Higgs, Darcy Higgs and Terri-Lyn Ker; and (iii) the brother-in-law of Carleen Higgs. Dennis Higgs disclaims any beneficial ownership of all shares owned by Darlene Higgs, Douglas Higgs, Darcy Higgs, Carlene Higgs and Terri-Lyn Ker.

(5)
Darlene Higgs is: (i) the wife of Dennis Higgs; (ii) the sister-in-law of Douglas Higgs, Darcy Higgs and Terri-Lyn Ker; and (iii) the sister-in-law of Carleen Higgs. Darlene Higgs disclaims any beneficial ownership of all shares owned by Dennis Higgs, Douglas Higgs, Darcy Higgs, Carleen Higgs and Terri-Lyn Ker.

(6)
Douglas Higgs is: (i) the brother of Darcy Higgs, Dennis Higgs and Terri-Lyn Ker; and (ii) the brother-in-law of Carleen Higgs and Darlene Higgs. Douglas Higgs disclaims any beneficial ownership of all shares owned by Dennis Higgs, Darlene Higgs, Darcy Higgs, Carleen Higgs and Terri-Lyn Ker.

(7)
Darcy Higgs is: (i) the husband of Carleen Higgs; (ii) the brother of Dennis Higgs, Douglas Higgs and Terri-Lyn Ker; and (iii) the brother-in-law of Darlene Higgs. Darcy Higgs disclaims any beneficial ownership of all shares owned by Dennis Higgs, Darlene Higgs, Douglas Higgs, Carleen Higgs and Terri-Lyn Ker.

(8)
Carleen Higgs is: (i) the wife of Darcy Higgs; (ii) the sister-in-law of Douglas Higgs, Dennis Higgs, Terri-Lyn Ker and Darlene Higgs. Carleen Higgs disclaims any beneficial ownership of all shares owned by Dennis Higgs, Douglas Higgs, Darcy Higgs, Darlene Higgs and Terri-Lyn Ker. The 300,000 shares owned by Carleen Higgs are registered in the name of Santorini Investments Corp., a private company controlled by Carleen Higgs.

(9)
(7) Terri-Lyn Ker is: (i) the sister of Darcy Higgs, Dennis Higgs and Douglas Higgs; and (ii) the sister-in-law of Darlene Higgs and Carleen Higgs. Terri-Lyn Ker disclaims any beneficial ownership of all shares owned by Dennis Higgs, Darlene Higgs, Douglas Higgs, Darcy Higgs and Carleen Higgs.

(10)	Comprised of 5,000,000 shares issuable upon conversion of a debenture in the principal amount of $200,000 convertible at $0.04 per share and 5,000,000 warrants exercisable at $0.04 per share

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on March 30, 2004. As of March 30, 2004, there were 35,400,000 shares of our Common Stock issued and outstanding.

3.     Changes in Control

There has been a change in control of the Company as a result of the completion of the acquisition of Lincoln Gold. The former shareholders of Lincoln Gold now own 67.80% of the outstanding shares of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors:

Name	Position with the Company	Date First Elected or Appointed
Andrew F.B. Milligan	Chairman and Director	Chairman and Director since March 26, 2004
Paul F. Saxton	President, Chief Executive Officer, and Director	President, Chief Executive Officer and Director since March 26, 2004
Peter Bell	Director	Director since February 1998
Ross Bailey	Director	Director since February 1998
Richard Wilson	Director	Director since February 1998

Andrew F. B. Milligan, Chairman and Director

Mr. Andrew Milligan was appointed as the Company’s Chairman of the Board and a director as of March 26, 2004. Mr. Milligan is a business executive who has concentrated on mining ventures over the past 25 years. From 1984 to 1986 he was President and Chief Executive Officer of Glamis Gold Ltd., a New York Stock Exchange - listed gold production company. In November 1986 he was appointed President and Chief Executive Officer of Cornucopia Resources Ltd. In 1998 and 1999 Cornucopia disposed of its gold mining interests and subsequently merged with three other companies to form Quest Investment Corporation. Mr. Milligan was a director of Quest until June, 2003. He is currently a director of several mining companies trading on both the American Stock Exchange and the TSX Venture Exchange. Mr. Milligan is a director and the president of Lincoln Gold.

Paul F. Saxton, President, Chief Executive Officer, and Director

Mr. Saxton was appointed as President, Chief Executive Officer and a director of the Company on March 26, 2004. Paul Saxton is a mining engineer who also holds an MBA from the University of Western Ontario. He has been active in the mining industry since 1969, holding various positions including mining engineer, mine superintendent, President and CEO of numerous Canadian mining companies. Following 10 years with Cominco, Paul became Vice President and President of Mascot Gold Mines Ltd., initially working on the design and construction of the Nickel Plate mine in BC. Subsequently Paul became a Vice-President of Corona Corporation where he was responsible for western operations and exploration for the company and was instrumental in the re-opening of the Nickel Plate Mine. In 1989, Paul was appointed Senior Vice President of Viceroy Resource Corporation where he was responsible for obtaining financing and the construction and operations of the Castle Mountain mine in California. As President of Loki Gold Corporation and Baja Gold Inc, Paul was responsible for arranging over $45 million in mine financing and bringing the Brewery Creek Gold mine into production. Following his departure from Viceroy in 1998, Paul became President of Standard Mining Corp., organizing the company and supervising its exploration activities until 2001, when Standard Mining Corp. was merged with Doublestar Resources Ltd. Mr. Saxton is a director of Lincoln Gold.

Mr. Peter William Bell is a director of the Company. Mr. Bell is a self-employed consultant and is a director of Current Technology Corporation. Mr. Bell has a Bachelor of Science Degree in Pharmacy from the University of Manitoba and a Masters in Business Administration from the University of

Western Ontario. Mr. Bell practiced as a licensed pharmacist until 1968. Mr. Bell has been a director and member of a number of health care companies and professional organizations. Mr. Bell has provided a wide range of consultant services to health care companies and organizations. These consultant services included: sales management and reorganization of sales force; regional market development and marketing strategy; medical opinion surveys and market analysis; medical device product market development; business immigration program presentations; management studies in healthcare organizations; development and growth of public corporations and reverse takeovers in public companies.

Mr. Ross William Johnston Bailey is a director of the Company and has a Bachelors Degree in Mechanical Engineering from the University of Victoria and a Masters in Business Administration from Simon Fraser University. Mr. Bailey was employed with Ballard Power Systems as a manufacturing engineer until March, 2003. Currently, he is manager of business development at Greenlight Power Technologies for North America. Mr. Bailey was appointed to the Board of Directors of the Company on February 17, 1998.

Richard Douglas Wilson is a director of the Company. Mr. Wilson is experienced in raising capital for mineral resource companies through the public market since 1987. Mr. Wilson is a director and President of Odessa Gold Corp. (previously called International Chargold Resources Ltd.) since 1996. Odessa Gold Corp. is a company that is publicly traded on the TSX Venture Exchange. Mr. Wilson is also a director of Regent Ventures Ltd. since 1993. Regent Ventures is a company that is publicly traded on the TSX Venture Exchange. Mr. Wilson was appointed to the Board of Directors of the Company on February 17, 1998.

It is anticipated that Mr. James Chapman and Mr. James Currie will be appointed to the board of directors of the Company, concurrent with the resignations of Peter Bell, Ross Bailey and Richard Wilson from the board of directors, to be effective approximately ten days from the date of filing of this Schedule 14F and the mailing of this Schedule 14F to the shareholders of the Company. The business experience of Mr. Chapman and Mr. Currie are set forth below:

James Chapman

Mr. Chapman graduated from UBC in 1976 with a Bachelor of Science, Geology degree (B.Sc. Geology), and has focused on mineral exploration primarily for junior mining companies and consulting groups. This experience has incorporated all aspects of the industry from property evaluation, project generation through implementation and report preparation for owners, clients and regulatory authorities. Since 1982 he has operated as an independent consulting geologist on projects including precious and base metals, uranium, diamonds and phosphate, from reconnaissance level projects to deposit definition drill programs. He is a Qualified Person as defined by National Instrument Policy 43-101 in Canada.

James A. Currie

Mr. Currie is the President of Luzon Minerals Ltd. and is a mining engineer with more than 24 years experience in the industry, having worked in operations and development in Canada, the United States and S.E. Asia. Early in his career he worked for such major companies as Placer-Dome, Noranda and Fording Coal. In recent years, he has worked as a senior executive for a number of junior exploration and development companies including: Queenstake Resources Ltd., Galactic Resources Ltd., Cornucopia Resources Ltd., and most recently, Ivanhoe Mines Ltd., where he was responsible for Ivanhoe’s activities in Myanmar and was a member of the Board of Directors of Myanmar Ivanhoe Copper Company Ltd. Mr. Currie is also Vice-President of Behre Dolbear and Company Ltd., the Canadian arm of Behre Dolbear and Company Inc., an international minerals consultancy based out of Denver, Colorado. In his capacity with Behre Dolbear, Mr. Currie has acted as Project Manager and as a “Qualified Person” on a number of reports submitted to the TSE and TSX Venture exchanges.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following persons has any direct or indirect material interest in any transaction to which the Company was or is a party during the past two years, or in any proposed transaction to which the Company proposes to be a party:

(a)	any director or officer of the Company;
(b)	any proposed director or officer of the Company;
(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s Common Stock; or
(d)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

The Company entered into a management contract dated February 17, 1999 with Senate Capital Group Inc. whereby Senate Capital Group has agreed to provide office administration services to the Company. Senate Capital Group is a private company controlled by Mr. Dennis Higgs. Mr. Dennis Higgs indirectly owns more that 5% of the Company's Common stock.

The Company issued the following shares of its common stock to the following directors, proposed directors, officers and 5% shareholders of the Company upon the completion of the acquisition of Lincoln Gold. The shares were issued on the basis of ten shares of the Company’s common stock for each share of Lincoln Gold common stock:

Name of Lincoln Gold Shareholder	Shares of Lincoln Gold Previously Held	Shares of Braden Issued
Andrew F.B. Milligan	150,000	1,500,000
Paul F. Saxton	550,000	5,500,000
James Chapman	150,000	1,500,000
Clive de Larrabeiti	300,000	3,000,000
Joe Eberhard	300,000	3,000,000
Windsor Capital Corporation (Indirectly owned by Michael Bayback)	250,000	2,500,000
Anacortes Management Ltd. (Indirectly owned by James Currie)	150,000	1,500,000

Mr. Alexander Holtermann subscribed for units comprised of 5,000,000 shares of the Company issuable upon a conversion of a debenture in the principal amount of $200,000 convertible at $0.04 per share and 5,000,000 warrants exercisable at $0.04 per share. If all of the shares were issued pursuant to the debenture and the warrants, Mr. Holtermann would own 22% of the Company. The convertible note and warrant were originally issued by Lincoln Gold, and the Company and Mr. Holtermann have agreed that the convertible notes are convertible into shares of the Company at a price of $0.04 per share and the warrants are exercisable at a price of $0.04 per share, each in accordance with the terms of the convertible note and the warrants.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on its review of the copies of such forms received by it, the Company believes that during the fiscal year ended December 31, 2003 to the best of the Company’s knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our directors and executive officers by any person for all services rendered in all capacities to us for the fiscal years ended December 31, 2003, 2002 and 2001:

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/* SARs (#)	LTIP payouts ($)	All Other Compensation
Peter Bell	Former President, Secretary/Treasurer and Current Director	2003 2002 2001	$0 $0 $0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Ross Bailey	Director	2003 2002 2001	$0 $0 $0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Richard Wilson	Director	2003 2002 2001	$0 $0 $0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

Stock Option Grants

We did not grant any stock options to any of our officers, directors or employees during our most recent fiscal year ended December 31, 2003. We have also not granted any stock options to any of our officers, directors or employees since December 31, 2002.

Exercises of Stock Options and Year-End Option Values

None.

Outstanding Stock Options

We do not have any stock options outstanding.

Compensation Agreements

We did not pay any remuneration to our officers or directors during the period January 1, 2003 to December 31, 2003, the date of our most recent annual financial statements.

Dated: March 31, 2004	By Order of the Board of Directors

BRADEN TECHNOLOGIES, INC.

/s/ “Paul Saxton”
Paul Saxton
President